EXHIBIT 3.1.7

THORNBURG MORTGAGE, INC.

ARTICLES SUPPLEMENTARY

ARTICLES SUPPLEMENTARY CLASSIFYING AN ADDITIONAL 4,930,000 SHARES OF
8.00% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK

      Thornburg Mortgage, Inc., a corporation organized and existing under the laws of the State of Maryland (the “Corporation”), having its principal office at 150 Washington Avenue, Santa Fe, New Mexico 87501, hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

      FIRST: On March 10, 2005, the Board of Directors of the Company (the “Board”) adopted resolutions authorizing the creation of a new class of capital stock classified as 8.00% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), with the preferences, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption, specifications and other rights as set forth in the Articles Supplementary of the Company (the “March 18, 2005 Articles Supplementary”) filed with the Department on March 18, 2005. The Company currently has 2,025,000 shares of Series C Preferred Stock (the “Initial Series C Preferred Shares”) outstanding.

      SECOND: Pursuant to the authority expressly vested in the Board by Article FIFTH (A) of the charter of the Company (the “Charter”) and Section 2-105 of the Maryland General Corporation Law, on May 23, 2005 the Board adopted resolutions reclassifying 4,930,000 authorized but unissued shares of common stock of the Corporation into 4,930,000 additional shares of 8.00% Series C Cumulative Redeemable Preferred Stock (the “Additional Series C Preferred Shares”). The Additional Series C Preferred Shares shall have the same preferences, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption, specifications and other rights of the Initial Series C Preferred Shares, which are set forth in the March 18, 2005 Articles Supplementary. The Additional Series C Preferred Shares and the Initial Series C Preferred Shares shall be one and the same series of preferred stock of the Company, such series of preferred stock of the Company being referred to as the “Series C Preferred Stock” in the March 18, 2005 Articles Supplementary.

      THIRD: The Additional Series C Preferred Shares have been reclassified by the Board under the authority contained in the Charter.

      FOURTH: These Articles Supplementary have been approved by the Board in and by the vote required by law.

      FIFTH: These Articles Supplementary shall be effective at the time the Department accepts these Articles Supplementary for record.

      SIXTH: The undersigned President and Chief Operating Officer of the Corporation acknowledges these Articles Supplementary to be the act corporate of the Corporation and, as to all matters or facts required to be verified under oath, and acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

      IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested to by its Corporate Secretary on this 27th day of May, 2005.

THORNBURG MORTGAGE, INC.
By:		/s/ Larry A. Goldstone
	Name:	Larry A. Goldstone
	Title:	President

[SEAL] ATTEST:
/s/ Michael B. Jeffers
Name:	Michael B. Jeffers
Title:	Corporate Secretary

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